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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 3)

                              CopyTele, Inc.
- --------------------------------------------------------------------------

                             (Name of Issuer)

    Common Sock, $.01 par value                    217721 10 9
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

             Anne Rotondo, Corporate Secretary, CopyTele, Inc.
           900 Walt Whitman Road, Huntington Station, NY  11746
                              (516) 549-5900
- --------------------------------------------------------------------------

    (Name, address and telephone number of person authorized to receive notices and communications)

                              April 19, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     Continued on following pages

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 CUSIP No.       217721 10 9             13D


     1     NAME OF REPORTING PERSON:    Frank J. DiSanto
           S.S. OR I.R.S. IDENTIFICATION NO.   S.S. # ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  SEE ITEM 3


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      USA
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       3,077,730<1>
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     NONE
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,077,730<1>
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       NONE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,077,730<1>
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:
           SEE ITEM 5

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.10%

    14     TYPE OF REPORTING PERSON:    IN



          <1>  Includes 804,840 shares which Mr. DiSanto has the
          right to acquire upon exercise of options granted pursuant to the Issuer's 1993 Stock Option Plan.
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




          This Statement amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 30, 1995 by Frank J. DiSanto, regarding his beneficial ownership of common stock, $.01 par value ("Common Stock"), of CopyTele, Inc., a Delaware corporation (the "Corporation"), as previously amended by Amendments No. 1 and No. 2.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 is hereby supplemented by the addition of the following:

               "From February 21, 1996 through and including April 19, 1996, Mr. DiSanto purchased, for an aggregate of $1,205,355.00, an aggregate of 195,160 shares of Common Stock from the Corporation pursuant to the exercise of options granted to Mr. DiSanto on January 4, 1995 and May 3, 1995 under the Corporation's 1993 Stock Option Plan. The funds for the purchase of such shares (which previously were reported as being beneficially owned) were from the proceeds of sales of an equivalent number of shares pursuant to a Registration Statement on Form S-8 under the Securities Act of 1933, as amended ($1,205,355.00 of which were borrowed by Mr. DiSanto, pending settlement of the trades, from Dean Witter Reynolds, Inc., the broker effecting the sales, pursuant to margin loans having customary terms). See Item 5."

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby (i) amended by deleting paragraph (a) thereof and replacing it with the following paragraph (a) and (ii) supplemented by the addition of the following paragraph (c):

               "(a) As of the date of this Statement, Mr. DiSanto beneficially owns an aggregate of 3,077,730 shares of Common Stock, representing 11.10% of the outstanding shares of Common Stock, including 804,840 shares of Common Stock subject to options granted under the Corporation's 1993 Stock Option Plan, but not including 100,000 shares of Common Stock subject to options granted to Mr. DiSanto on March 21, 1996 under the Corporation's 1993 Stock Option Plan which are not exercisable until March 21, 1997. "

               "(c) Between February 21, 1996 and April 19, 1996, Mr. DiSanto purchased an aggregate of 195,160 shares of Common Stock and disposed of an aggregate of 345,160 shares of Common Stock, as further described in Item 3 above and in Schedule A attached hereto. (Schedule A also includes purchases by Mr. DiSanto between May 10, 1995 and June 27, 1995, which were inadvertently omitted from Schedule A to Amendment No. 2)."

          Except for the acquisition and disposition of shares of Common Stock described herein and in Schedule A attached hereto, Mr. DiSanto has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Statement.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    April 23, 1996

                              /s/ Frank J. DiSanto
                              --------------------
                              Frank J. DiSanto


NYFS11...:\95\38995\0001\1196\SCH4226X.330
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                                 SCHEDULE A
                                 ----------

          The details of transactions effected in the Common Stock of the Corporation during the past sixty days (and purchases during the sixty day period covered by Amendment No. 2, which were inadvertently omitted from Schedule A to Amendment No. 2) by Mr. DiSanto are set forth below. Except as otherwise indicated, all dispositions were sales effected on the NASDAQ-National Market and the Price Per Share excludes broker's commissions, and all purchases were effected through the exercise of options in accordance with the Corporation's 1993 Stock Option Plan.

                             Number of Shares
Date of Transaction          Purchased/(Disposed)      Price Per Share
- -------------------          ----------------          ---------------
May 10, 1995                      20,000                $5.50
May 23, 1995                      20,000                 5.50
June 6, 1995                      10,000                 5.50
June 8, 1995                      40,000                 5.50
June 14, 1995                     10,000                 5.50
June 19, 1995                     10,000                 5.50
June 20, 1995                     10,000                 5.50
June 22, 1995                     10,000                 5.50
June 26, 1995                     10,000                 5.50
June 27, 1995                     40,000                 5.50
February 21, 1996                 10,000                 6.125
February 21, 1996                (10,000)               10.375
March 14, 1996                    13,500                 6.125
March 14, 1996                   (11,000)                9.750
March 14, 1996                    (2,500)                9.875
March 15, 1996                    32,500                 6.125
March 15, 1996                   (32,500)                9.750
March 18, 1996                     5,000                 6.125
March 18, 1996                    (5,000)                9.750
March 20, 1996                   (50,000)                  --(1)
March 22, 1996                    35,000                 6.125
March 22, 1996                   (30,000)                9.750
March 22, 1996                    (5,000)                9.875
March 25, 1996                    10,000                 6.125
March 25, 1996                   (10,000)                9.750
March 26, 1996                    10,000                 6.125
March 26, 1996                   (10,000)                9.813
March 28, 1996                    20,000                 6.125
March 28, 1996                   (10,000)                9.750
March 28, 1996                   (10,000)                9.813
March 29, 1996                    25,000                 6.125
March 29, 1996                   (12,500)                9.750
March 29, 1996                   (12,500)                9.875
April 2, 1996                      8,160                 6.125


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April 2, 1996                     (8,160)                9.750
April 3, 1996                      6,000                 6.125
April 3, 1996                     (6,000)                9.750
April 10, 1996                    10,000                 6.625
April 10, 1996                   (10,000)                9.750
April 16, 1996                    10,000                 6.625
April 16, 1996                   (10,000)                9.875
April 19, 1996                  (100,000)                  --(1)
_________________________

(1)  Gift.


NYFS11...:\95\38995\0001\1196\SCH4226X.330